X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

02 DEC 30 AM 3:32

02060781

SUPPL

December 5, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated December 5, 2002).

Thank you.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

X-Cal Resources Ltd.

TSX/XCL **December 5, 2002**

News Release

Above Ground Gold Resource at Sleeper

Sleeper's primary value is the evident potential for the "District Scale" property to make a meaningful contribution to the reserve replacement necessities of the gold industry in Nevada. The potential for several new gold deposits throughout the 30 square mile Sleeper Gold District in Humboldt County, Nevada, is well documented. (See Geologic Due Diligence report at www.x-cal.com under "Current Reports" for details.)

There is also "above ground" gold resource at Sleeper. X-Cal is considering utilizing some of the above ground gold at the site as an offset to bonding costs (bonding is required as part of the conditions to be fulfilled by X-Cal to achieve 100% title to the District). X-Cal has received a bonding quotation, engineered by a major insurance company. The proposal allows for gold production from above ground resource. Evaluation of the above ground resources is ongoing.

Reconciliation studies of the mining at Sleeper have indicated that there are up to 2.5 million ounces of gold above ground in the Heap Leach Pads, Waste Dumps and Tailings. (See pages 27-30 of the Information Memorandum under "Current Reports" at www.x-cal.com.)

Several methods of creating a marketable concentrate from the Tailings Resource are being studied. To date, the best result from tests has been a concentrate, which assayed 8 ounces per ton gold.

X-Cal recently drilled 80 holes 35 ft. in depth into 6.6 million tons of Tailings. The tests confirmed that the upper part of the tailings contain 130,000 ounces of gold and 1.45 million ounces of silver. The drill results show that for each 1 ounce of gold, there are +11 ounces of silver. Drilling did not test the bottom of the pond, at the request of the current bond backers. (Total depth of the pond is 40 to 45 ft.) Previous work indicated that the pond should contain approximately 200,000 ounces of gold and significant silver credits. Analysis of the gold distribution in the drill holes has indicated that settling of precious metals may have occurred. Additional drill holes are recommended to test the bottom of the pond for a possible bonus layer. An onsite bulk test of the concentration process and a drill test aimed at confirming the bonus layer are required to complete the Tailings study.

The Heap Leach Pads at the site are known to contain over 600,000 ounces of above ground gold and additional silver credits within 49 million tons of material. Screening tests have been recommended to determine if an upgrade of this resource can be achieved. The total number of above ground ounces from the reconciliation studies indicate that the amount of gold on the Heap Leach Pads may be considerably more than the above estimate.

At this time, the Waste Dumps at the mine site have not been tested.

The focus of mining at Sleeper was on extremely high grade gold ores, which frequently exceeded 20 ounces per ton. The reconciliation studies indicate that less than half of the gold mined at Sleeper was recovered and sold by Amax. The gold that is unaccounted for is assumed to be above ground onsite. Even so, the average life of mine cash cost at Sleeper was only $US 158.00 per ounce of gold.

X-Cal's work has shown that the Sleeper Gold System is wide open and very prospective for a number of different types of gold deposits in a variety of host rocks. The exploration potential of the property is the primary reason for X-Cal's assembly and documentation of the District. Management sees the potential of the above ground resources at Sleeper only as a possible means of providing some of the capital required to advance the primary objectives of the project.

Other recent work, has been focused on location of drill sites and application for drill permits to test exploration targets both in the mine site area and east of the mine.

Shareholders are encouraged to read the "Geologic Due Diligence" and the "Information Memorandum" located at www.x-cal.com under "Current Reports" for a perspective on the overall potential of the Sleeper Gold District.

••••••••

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*